Rule 12g3-2(b)
File No. 82-1388

HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

December 14, 2007

Via EMS

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, since October 31,2007, has made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

Yours sincerely,

Hino Motors,Ltd.

Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

   FY3/08 Semi-annual Financial Results (Consolidated and non-consolidated) dated October 31, 2007 for the six month period ended September 30,2007, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange 〔Brief description of the Japanese language document attached〕

2. Document No.2

   Notice concerning distribution from retained earnings dated October 31, 2007. 〔English translation attached〕

3. Document No.3

   Hino Report (Semi-Annual) for the six-month period ended September 30,2007.

   Description : Semi-Annual Report for the six-month period ended September 30,2007,distributed to the shareholders.

(Summary)

(1) Operational analysis

① Financial results for FY3/08 semi-annual

During this semi-annual period, the Japanese economy continued to expand moderately thanks to growing capital investment and solid personal consumption amid strong corporate earnings.

In the Japanese market for heavy-and medium-duty trucks, Hino Motors' mainstay products, total demand fell by 13,000 units (23.5%) yoy to 43,000 units because the replacement demand that had persisted since FY2003 on diesel exhaust emission restrictions came to an end in the latter half of last fiscal year. In the market for light duty-trucks, total demand reached 46,000 units, down 21,000 units (31.7%) yoy.

Domestic sales of trucks and buses fell by 5,000 units (19.5%) yoy to 22,000 units reflecting the lacklustre Japanese market. On the other hand, overseas sales of trucks and buses achieved a record high for a semi-annual period of 30,000 units, up 6,000 units (25.2%) yoy, with contributions from higher sales in Southeast Asia and South and Central America. As a result, combined domestic and overseas sales of trucks and buses came to 52,000 units, in line with first-half FY3/07. Total OEM production for Toyota Motor Corporation, including the vehicles jointly developed and produced for Toyota Motor increased by 2,000 units (2.2%) yoy to 99,000 units thanks to robust Hilux Surf exports.

Consequently, sales in first-half FY3/08 reached ¥660,956 million (up ¥31,727 million, 5.0% yoy) lifted by higher sales volume both overseas and in Toyota-related operations. In terms of profits and losses, operating profit reached ¥24,721 million (up ¥3,371 million, 15.8% yoy) resulting from higher overseas sales volume, further rationalization such as lower material costs, and yen depreciation. Net profit in first-half FY3/08 rose by ¥956 million (8.4%) yoy to ¥12,282 million.

② FY2007 Outlook

The Japanese economy in FY2007 is likely to continue expanding on the back of private demand, such as increasing personal consumption supported by growing capital investment and a better environment both for employment and income. However, concerns such as a persistently high crude oil price still exist. Therefore, we will need to tread cautiously going forward, with one eye firmly on the economy.

The domestic truck market is set for a significantly tougher period, since we expect the level of demand over the full term to be lower than in the previous fiscal year, affected by the backlash to replacement demand sparked by the need to meet environmental restrictions.

We expect to see solid sales growth in overseas markets, mainly in Southeast Asia, South and Central America, and the Middle and Near East.

Under these circumstances, the company will continue its efforts to strengthen its management structure and enhance operating results through further rationalization.
Note that our projections for FY2007 consolidated results are as follows;

Sales…1,340 billion yen
Operating profit…44 billion yen
Domestic truck and bus sales volume…43,000 units
Overseas truck and bus sales volume…63,000 units
OEM production for Toyota Motor Corporation, including the vehicles jointly developed and produced for Toyota Motor…200,000 units

(2) Financial analysis

① Status of assets, liabilities, and net assets
Total consolidated assets at the end of first-half FY2007 increased by ¥8,346 million compared to the end of the previous consolidated accounting period to ¥916,323 million. This is mainly because accounts receivable decreased by ¥11,063 million compared to the end of FY2006 due to the recent decline in sales volume, whereas cash/deposits and inventories increased by ¥4,426 million and ¥14,741 million respectively.
In terms of liabilities, interest-bearing debts decreased but accrued income taxes and other accounts payable increased. Therefore, liabilities increased by ¥1,497 million compared to the end of the previous consolidated accounting period to reach ¥603,511 million. Net assets amounted to ¥312,812 million, up ¥6,848 million compared to the end of the previous consolidated accounting period, mainly because interim net income was accounted (¥12,282 million), while dividends (¥2,870 million) were paid and gains on the valuation of listed marketable securities declined (by ¥3,138 million) as a result of falling stock prices .

② Cash flow status
During this semi-annual consolidated accounting period, cash flow increased by ¥4,613 million compared to the end of FY2006, and the balance of cash and cash equivalents came to ¥32,567 million.
Cash from operating activities increased by ¥38,487 million, because of increased cash from first-half net income before corporate taxes and others (¥21,019 million) and depreciation expenses (¥24,321 million).
Cash from investing activities declined by ¥21,831 million, primarily on the purchase of production facilities and other tangible fixed assets at ¥19,904 million.
Cash from financing activities declined by ¥12,100 million, including a ¥9,578 million net decline in interest-bearing liabilities and a ¥2,870 million dividend payment following results.

(3) Basic policy regarding profit distribution and dividends for FY2007
Hino Motors' key policies consist of continuously providing our shareholders with dividends on a stable basis while securing the internal reserves necessary to expand our future business operations and to strengthen our operating profile, and of making a twice-yearly distribution from retained earnings at the mid-term and year end.

Based on the above policy, we resolved to declare an interim dividend in first-half FY2007 of ¥5 per share, ¥1 higher than in first-half FY2006, after taking into full consideration various factors such as operational results, developing business operations going forward, and returns to shareholders. As a result, our interim consolidated dividend payout ratio reached 23.4%.
With regards to dividend projections for the full term, the interim dividend in first-half FY2007 is ¥5 per share and we plan to declare a dividend of ¥5 per share at the end of the fiscal year, to give an annual dividend of ¥10 per share.
Note that we will utilize our retained funds to bolster our product strength, including developing new products, and to renovate and revamp production facilities, and so on.

平成20年3月期　中間決算短信

平成19年10月31日

上場会社名　日野自動車株式会社　上場取引所　東証一部・名証一部
コード番号　7205　URL　http://www.hino.co.jp/
代表者　（役職名）代表取締役社長　（氏名）近藤　詔治
問合せ先責任者　（役職名）総合企画部広報渉外室長　（氏名）坂木　敏久　TEL (03)5419－9320
半期報告書提出予定日　平成19年12月20日　配当支払開始予定日　平成19年11月26日

（百万円未満切捨て）

1．平成19年9月中間期の連結業績（平成19年4月1日～平成19年9月30日）

(1)連結経営成績　（%表示は対前年中間期増減率）

	売上高		営業利益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年9月中間期	660,956	5.0	24,721	15.8	23,484	10.8	12,282	8.4
18年9月中間期	629,228	11.1	21,350	48.9	21,204	30.7	11,325	△14.0
19年3月期	1,287,668	－	36,701	－	36,841	－	20,059	－

	1株当たり中間（当期）純利益	潜在株式調整後1株当たり中間（当期）純利益
	円　銭	円　銭
19年9月中間期	21　40	－
18年9月中間期	19　74	－
19年3月期	34　95	－

（参考）　持分法投資損益　19年9月中間期 251百万円　18年9月中間期 165百万円　19年3月期 1,219百万円

(2)連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円　銭
19年9月中間期	916,323	312,812	32.3	515　51
18年9月中間期	908,975	296,400	30.9	489　62
19年3月期	907,977	305,964	31.9	504　36

（参考）　自己資本
19年9月中間期　295,837百万円　18年9月中間期　280,998百万円　19年3月期　289,441百万円

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年9月中間期	38,487	△21,831	△12,100	32,567
18年9月中間期	34,414	△28,870	△9,911	32,496
19年3月期	78,681	△56,873	△30,562	27,953

2．配当の状況

	1株当たり配当金		
（基準日）	中間期末	期末	年間
	円　銭	円　銭	円　銭
19年3月期	4　00	5　00	9　00
20年3月期	5　00		10　00
20年3月期（予想）		5　00	

3．平成20年3月期の連結業績予想（平成19年4月1日～平成20年3月31日）

（%表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円　銭
通期	1,340,000	4.1	44,000	19.9	40,000	8.6	22,000	9.7	38　34

4．その他
(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　無

(2) 中間連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（中間連結財務諸表作成のための基本となる重要な事項の変更に記載されるもの）
① 会計基準等の改正に伴う変更　有
② ①以外の変更　無
(注)詳細は、17ページ「中間連結財務諸表作成のための基本となる重要な事項の変更」をご覧ください。

(3) 発行済株式数（普通株式）
① 期末発行済株式数（自己株式を含む）
19年9月中間期　574,580,850株　18年9月中間期　574,580,850株　19年3月期　574,580,850株
② 期末自己株式数
19年9月中間期　703,834株　18年9月中間期　664,198株　19年3月期　696,807株
(注)1株当たり中間（当期）純利益（連結）の算定の基礎となる株式数については、19ページ「1株当たり情報」をご覧ください。

(参考)個別業績の概要

1．平成19年9月中間期の個別業績(平成19年4月1日～平成19年9月30日)
(1)個別経営成績　(%表示は対前年中間期増減率)

	売上高		営業利益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年9月中間期	500,531	3.9	18,568	1.4	20,575	0.0	13,175	15.6
18年9月中間期	481,693	9.5	18,319	38.9	20,568	29.2	11,393	11.8
19年3月期	976,683	—	25,910	—	28,658	—	16,501	—

	1株当たり中間（当期）純利益	
	円	銭
19年9月中間期	22	95
18年9月中間期	19	84
19年3月期	28	74

(2)個別財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	
	百万円	百万円	%	円	銭
19年9月中間期	626,070	305,542	48.8	532	26
18年9月中間期	607,702	294,390	48.4	512	76
19年3月期	602,435	297,768	49.4	518	67

(参考)　自己資本
19年9月中間期　305,542百万円　18年9月中間期　294,390百万円　19年3月期　297,768百万円

2．平成20年3月期の個別業績予想（平成19年4月1日～平成20年3月31日）
(%表示は対前期増減率)

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%	円	銭
通期	1,000,000	2.4	27,000	4.2	29,000	1.2	18,000	9.1	31	36

※　業績予想の適切な利用に関する説明、その他特記事項

（将来に関する記述等についてのご注意）
本資料に記載されている業績見通し等の将来に関する記述は、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。
なお、平成19年4月25日の決算発表時に公表した業績予想及び配当予想を修正いたしました。
業績予想及び配当予想に関する事項につきましては、3ﾍﾟｰｼﾞ「1．経営成績(1)経営成績に関する分析」、4ﾍﾟｰｼﾞ「1．経営成績(3)利益配分に関する基本方針及び当期の配当」をご参照ください。
また、中間期及び通期の配当に関する事項につきましては、本日公表の「剰余金の配当に関するお知らせ」をご参照ください。

1．経営成績

（1）経営成績に関する分析

① 当中間期の経営成績

当中間連結会計期間における我が国経済は、高水準な企業収益のもと、設備投資の増加と堅調な個人消費により、景気は緩やかな拡大基調で推移しました。

当社主力製品の国内普通（大型・中型）トラック市場につきましては、平成15年度から続いておりましたディーゼル排出ガス規制による代替需要が昨年度後半に収束したことから総需要は43千台と前中間連結会計期間に比べ13千台（△23.5%）減少いたしました。また、小型トラック市場におきましても総需要は、46千台と前中間連結会計期間に比べ21千台（△31.7%）の減少となりました。

国内トラック・バスの売上台数につきましては、国内市場の低迷により22千台と前中間連結会計期間に比べ5千台（△19.5%）減少いたしました。一方、海外トラック・バスの売上台数につきましては、東南アジアおよび中南米で売上台数を伸ばしたことにより半期として過去最高となる30千台に達し、前中間連結会計期間を6千台（25.2%）上回りました。その結果、国内・海外をあわせたトラック・バスの総売上台数は、前中間連結会計期間並みの52千台となりました。また、トヨタ自動車株式会社からの受託生産車につきましては、輸出向け「ハイラックスサーフ」が好調により総生産台数は、99千台と前中間連結会計期間に比べ2千台（2.2%）増加いたしました。

以上の結果、当中間連結会計期間においては、海外およびトヨタ事業で売上台数を伸ばしたことにより、売上高は6,609億56百万円と前中間連結会計期間に比べ317億27百万円（5.0%）の増収となりました。また、損益面におきましては、海外売上台数の増加と資材費値下げ等の合理化の推進および為替円安により、営業利益は247億21百万円と前中間連結会計期間に比べ33億71百万円（15.8%）の増益となりました。また中間純利益は、122億82百万円と前中間連結会計期間に比べ9億56百万円（8.4%）の増益となりました。

② 当期の見通し

平成19年度の我が国経済は、設備投資の拡大と雇用・所得環境の改善による個人消費の増加など民間需要に支えられ、引き続き拡大基調を辿ると見込まれますが、一方で、高値圏で推移している原油価格の動向など懸念材料もあることから、今後とも景気の状況を見極めながら、慎重に対処していく必要があります。

国内トラック市場におきましては、環境規制に対応するための代替需要の反動により、通期では前年度を下回る需要水準が見込まれ、一層厳しい局面を迎えると予測されます。

海外市場におきましては、東南アジア、中南米および中近東地域を中心として堅調な販売が続くと予想されます。

かかる状況ですが、今後とも一層の合理化を進めることにより、経営体質の強化、業績の向上に努めてまいる所存であります。

なお、平成19年度の連結業績見通しは以下のとおりであります。

売上高‥‥‥‥‥‥‥‥‥‥‥‥‥‥‥‥13,400億円
営業利益‥‥‥‥‥‥‥‥‥‥‥‥‥‥‥‥440億円
国内トラック、バス売上台数‥‥‥‥‥‥‥‥43千台
海外トラック、バス売上台数‥‥‥‥‥‥‥‥63千台
トヨタ受託車生産台数‥‥‥‥‥‥‥‥‥‥‥200千台

（2）財政状態に関する分析

① 資産及び負債・純資産の状況

当中間連結会計期間末の総資産は、前連結会計年度末に比べ83億46百万円増加し、9,163億23百万円となりました。これは主として、前連結会計年度末と比べ直近の売上台数が少ないことにより売掛債権が110億63百万円減少した一方で、現預金が44億26百万円、たな卸資産が147億41百万円増加したことによります。

負債については、有利子負債が減少した一方、未払法人税等を始めとした未払関係費用の増加により、前連結会計年度末に比べ14億97百万円増加し、6,035億11百万円となりました。また、純資産については、主として、中間純利益122億82百万円の計上と、配当金の支払28億70百万円および株価の下落による上場有価証券の評価差額金の減少31億38百万円により、前連結会計年度末に比べ68億48百万円増加し、3,128億12百万円となりました。

② キャッシュ・フローの状況

当中間連結会計期間のキャッシュ・フローの状況は、前連結会計年度末に比べ46億13百万円増加し、現金及び現金同等物の期末残高は325億67百万円となりました。

営業活動によるキャッシュの増加は384億87百万円となりました。これは税金等調整前中間純利益の計上210億19百万円および減価償却費の計上243億21百万円によりキャッシュが増加したことによります。

投資活動によるキャッシュの減少は218億31百万円となりました。これは生産設備を中心とした有形固定資産の取得による支出が199億4百万円あったことによります。

財務活動によるキャッシュの減少は121億円となりました。これは有利子負債の純減少額が95億78百万円、決算の配当で28億70百万円支払いしたこと等によります。

（3）利益配分に関する基本方針及び当期の配当

当社は、将来の事業展開と経営体質の強化のために必要な内部留保を確保しつつ、安定した配当を継続して実施していくこと、および中間配当と期末配当の年２回の剰余金の配当を行うことを基本方針としております。

上記方針に基づき、当期における中間配当金は、業績ならびに今後の事業展開および株主の皆様への利益還元等を総合的に勘案し、前期と比べ１円増配の１株につき５円とすることといたしました。これにより当中間連結会計期間の配当性向は23.4%となります。

なお、通期の配当予想につきましては、中間配当金５円と期末配当金５円とをあわせて年間配当金10円を予定しております。

また、内部留保資金につきましては、新製品の開発を含む商品力の強化、生産設備の更新、改善等に充当いたします。

2. 企業集団の状況

最近の有価証券報告書（平成19年６月26日提出）における「事業系統図（事業の内容）」及び「関係会社の状況」から重要な変更がないため開示を省略しております。

３．経営方針

平成19年３月期決算短信(平成19年４月25日開示)により開示を行なった内容から重要な変更がないため開示を省略しております。

当該決算短信は、次のＵＲＬからご覧いただくことができます。

(当社ホームページ)

http://www.hino.co.jp/

(東京証券取引所ホームページ(上場会社情報検索ページ))

http://www.tse.or.jp/listing/compsearch/index.html

４．生産、売上の状況（連結）

（１）生産実績

区　　分	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
トラック・バス	52,299 台	53,804 台	99,511 台
受託車両	96,415 台	98,573 台	203,066 台

（２）売上実績（連結）

区　　分	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）		当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）		前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	
	台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
国内	27,475	188,525	22,119	153,715	51,434	361,169
海外	24,227	93,646	30,334	128,992	50,901	205,286
トラック・バス計	51,702	282,171	52,453	282,708	102,335	566,455
車両	96,415	164,595	98,573	175,024	203,066	350,750
海外生産用部品ほか	－	2,209	－	2,951	－	5,043
受託車計	96,415	166,804	98,573	177,975	203,066	355,793
国内	－	24,944	－	23,677	－	49,182
海外	－	6,576	－	9,762	－	16,355
補給部品計	－	31,521	－	33,440	－	65,538
国内	－	85,059	－	79,208	－	169,086
海外	－	5,884	－	8,448	－	12,019
トヨタ	－	57,787	－	79,175	－	118,774
その他計	－	148,731	－	166,831	－	299,880
総売上高	－	629,228	－	660,956	－	1,287,668

（注）百万円未満は切り捨てて表示しております。

５．中間連結財務諸表

（1）中間連結貸借対照表

	前中間連結会計期間末（平成18年９月30日）			当中間連結会計期間末（平成19年９月30日）			前連結会計年度の要約連結貸借対照表（平成19年３月31日）		
区分	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資産の部）									
Ⅰ　流動資産									
1 現金及び預金		33,165			33,123			28,696	
2 受取手形及び売掛金		262,041			253,078			264,141	
3 たな卸資産		100,819			108,275			93,534	
4 繰延税金資産		14,539			16,487			14,844	
5 その他		16,130			14,636			14,498	
6 貸倒引当金		△4,334			△3,937			△4,053	
流動資産合計		422,360	46.5		421,664	46.0		411,662	45.3
Ⅱ　固定資産									
1 有形固定資産									
建物及び構築物	102,050			109,203			109,157		
機械装置及び運搬具	94,675			114,241			105,478		
土地	95,351			95,964			96,067		
その他	61,728	353,806		35,805	355,214		44,275	354,979	
2 無形固定資産		19,438			24,166			22,385	
3 投資その他の資産									
投資有価証券	102,057			104,610			108,412		
繰延税金資産	2,438			3,061			2,744		
その他	16,305			13,372			13,692		
貸倒引当金	△7,431	113,369		△5,765	115,278		△5,898	118,950	
固定資産合計		486,615	53.5		494,659	54.0		496,315	54.7
資産合計		908,975	100.0		916,323	100.0		907,977	100.0

	前中間連結会計期間末（平成18年９月30日）			当中間連結会計期間末（平成19年９月30日）			前連結会計年度の要約連結貸借対照表（平成19年３月31日）		
区分	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）									
Ⅰ 流動負債									
1 支払手形及び買掛金		192,992			192,549			192,049	
2 短期借入金		178,558			162,161			163,718	
3 コマーシャルペーパー		39,000			50,000			39,000	
4 賞与引当金		4,382			4,440			4,383	
5 製品保証引当金		8,148			10,652			10,633	
6 その他		68,410			76,178			66,921	
流動負債合計		491,492	54.1		495,982	54.1		476,705	52.5
Ⅱ 固定負債									
1 長期借入金		44,880			24,948			43,842	
2 繰延税金負債		17,332			14,679			17,181	
3 土地再評価に係る繰延税金負債		3,732			3,732			3,732	
4 退職給付引当金		35,602			36,567			36,639	
5 役員退職慰労引当金		－			2,396			－	
6 その他		19,534			25,204			23,912	
固定負債合計		121,082	13.3		107,529	11.8		125,307	13.8
負債合計		612,575	67.4		603,511	65.9		602,013	66.3
（純資産の部）									
Ⅰ 株主資本									
1 資本金		72,717	8.0		72,717	7.9		72,717	8.0
2 資本剰余金		64,307	7.0		64,327	7.0		64,309	7.1
3 利益剰余金		113,629	12.5		129,437	14.1		120,026	13.2
4 自己株式		△300	△0.0		△357	△0.0		△325	△0.0
株主資本合計		250,353	27.5		266,125	29.0		256,728	28.3
Ⅱ 評価・換算差額等									
1 その他有価証券評価差額金		32,590	3.6		30,249	3.3		33,388	3.7
2 繰延ヘッジ損益		△0	△0.0		－	－		－	－
3 土地再評価差額金		1,507	0.2		1,547	0.2		1,547	0.2
4 為替換算調整勘定		△3,452	△0.4		△2,083	△0.2		△2,222	△0.3
評価・換算差額等合計		30,645	3.4		29,712	3.3		32,713	3.6
Ⅲ 少数株主持分		15,401	1.7		16,974	1.8		16,522	1.8
純資産合計		296,400	32.6		312,812	34.1		305,964	33.7
負債純資産合計		908,975	100.0		916,323	100.0		907,977	100.0

（２）中間連結損益計算書

	前中間連結会計期間（自 平成18年４月１日 至 平成18年９月30日）			当中間連結会計期間（自 平成19年４月１日 至 平成19年９月30日）			前連結会計年度の要約連結損益計算書（自 平成18年４月１日 至 平成19年３月31日）		
区分	金額（百万円）		百分比（%）	金額（百万円）		百分比（%）	金額（百万円）		百分比（%）
Ⅰ 売上高		629,228	100.0		660,956	100.0		1,287,668	100.0
Ⅱ 売上原価		537,834	85.5		562,962	85.2		1,105,994	85.9
売上総利益		91,393	14.5		97,993	14.8		181,674	14.1
Ⅲ 販売費及び一般管理費									
1 給与諸手当	17,942			18,404			38,679		
2 製品保証引当金繰入額	8,148			10,652			10,633		
3 賞与引当金繰入額	3,005			2,975			2,982		
4 退職給付費用	1,221			1,438			3,169		
5 役員退職慰労引当金繰入額	－			362			－		
6 貸倒引当金繰入額	79			33			－		
7 その他	39,647	70,043	11.1	39,405	73,272	11.1	89,507	144,972	11.2
営業利益		21,350	3.4		24,721	3.7		36,701	2.9
Ⅳ 営業外収益									
1 受取利息	631			801			1,409		
2 受取配当金	1,523			906			1,822		
3 持分法による投資利益	165			251			1,219		
4 為替差益	237			142			684		
5 雑収入	1,131	3,690	0.6	772	2,875	0.5	2,293	7,430	0.6
Ⅴ 営業外費用									
1 支払利息	2,487			2,633			5,076		
2 雑支出	1,349	3,836	0.6	1,478	4,112	0.6	2,214	7,290	0.6
経常利益		21,204	3.4		23,484	3.6		36,841	2.9

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）			当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）			前連結会計年度の 要約連結損益計算書 （自　平成18年４月１日 至　平成19年３月31日）		
区分	金額（百万円）		百分比 (％)	金額（百万円）		百分比 (％)	金額（百万円）		百分比 (％)
Ⅵ　特別利益									
1 固定資産売却益	78			1,101			577		
2 投資有価証券等売却益	176			18			310		
3 その他	153	407	0.1	61	1,180	0.2	454	1,342	0.1
Ⅶ　特別損失									
1 固定資産売廃却損	699			459			1,793		
2 固定資産減損損失	243			34			243		
3 過年度役員退職慰労引当金繰入額	—			2,494			—		
4 その他	621	1,564	0.3	657	3,645	0.6	1,603	3,640	0.3
税金等調整前中間（当期）純利益		20,048	3.2		21,019	3.2		34,542	2.7
法人税、住民税及び事業税	8,265			10,620			14,119		
法人税等調整額	157	8,422	1.3	△2,252	8,368	1.3	△678	13,441	1.0
少数株主利益		299	0.1		369	0.0		1,042	0.1
中間（当期）純利益		11,325	1.8		12,282	1.9		20,059	1.6

（３）中間連結株主資本等変動計算書

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	72,717	64,307	105,702	△289	242,437
中間連結会計期間中の変動額					
剰余金の配当（注）			△2,870		△2,870
役員賞与の支給（注）			△323		△323
土地再評価差額金の取崩			21		21
中間純利益			11,325		11,325
自己株式の取得				△16	△16
持分法の適用範囲の変動			△227	5	△221
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	－	－	7,926	△10	7,915
平成18年９月30日　残高（百万円）	72,717	64,307	113,629	△300	250,353

	評価・換算差額等					少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日　残高（百万円）	37,006	－	1,529	△3,966	34,568	15,164	292,170
中間連結会計期間中の変動額							
剰余金の配当（注）							△2,870
役員賞与の支給（注）							△323
土地再評価差額金の取崩							21
中間純利益							11,325
自己株式の取得							△16
持分法の適用範囲の変動							△221
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△4,415	△0	△21	514	△3,922	236	△3,686
中間連結会計期間中の変動額合計（百万円）	△4,415	△0	△21	514	△3,922	236	4,229
平成18年９月30日　残高（百万円）	32,590	△0	1,507	△3,452	30,645	15,401	296,400

（注）平成18年６月の定時株主総会における利益処分項目であります。

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年３月31日　残高（百万円）	72,717	64,309	120,026	△325	256,728
中間連結会計期間中の変動額					
剰余金の配当			△2,870		△2,870
中間純利益			12,282		12,282
自己株式の取得				△34	△34
自己株式の処分		17		1	19
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	－	17	9,411	△32	9,396
平成19年９月30日　残高（百万円）	72,717	64,327	129,437	△357	266,125

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成19年３月31日　残高（百万円）	33,388	1,547	△2,222	32,713	16,522	305,964
中間連結会計期間中の変動額						
剰余金の配当						△2,870
中間純利益						12,282
自己株式の取得						△34
自己株式の処分						19
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△3,138	－	138	△3,000	452	△2,548
中間連結会計期間中の変動額合計（百万円）	△3,138	－	138	△3,000	452	6,848
平成19年９月30日　残高（百万円）	30,249	1,547	△2,083	29,712	16,974	312,812

前連結会計年度の連結株主資本等変動計算書（自　平成18年４月１日　至　平成19年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	72,717	64,307	105,702	△289	242,437
連結会計年度中の変動額					
剰余金の配当（注）			△5,167		△5,167
役員賞与の支給（注）			△323		△323
土地再評価差額金の取崩			△18		△18
当期純利益			20,059		20,059
自己株式の取得				△42	△42
自己株式の処分		2		1	3
持分法の適用範囲の変動			△227	5	△221
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	―	2	14,323	△35	14,290
平成19年３月31日　残高（百万円）	72,717	64,309	120,026	△325	256,728

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日　残高（百万円）	37,006	1,529	△3,966	34,568	15,164	292,170
連結会計年度中の変動額						
剰余金の配当（注）						△5,167
役員賞与の支給（注）						△323
土地再評価差額金の取崩						△18
当期純利益						20,059
自己株式の取得						△42
自己株式の処分						3
持分法の適用範囲の変動						△221
株主資本以外の項目の連結会計年度中の変動額（純額）	△3,617	18	1,744	△1,855	1,358	△496
連結会計年度中の変動額合計（百万円）	△3,617	18	1,744	△1,855	1,358	13,793
平成19年３月31日　残高（百万円）	33,388	1,547	△2,222	32,713	16,522	305,964

（注）平成18年６月の定時株主総会における利益処分項目であります。

（4）中間連結キャッシュ・フロー計算書

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度の要約連結キャッシュ・フロー計算書 （自　平成18年４月１日 至　平成19年３月31日）
区分	金額（百万円）	金額（百万円）	金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間（当期）純利益	20,048	21,019	34,542
減価償却費	20,757	24,321	44,152
固定資産減損損失	243	34	243
のれん償却額	50	49	100
貸倒引当金の減少額	△261	△251	△393
退職給付引当金の減少（増加）額	△613	△70	364
役員退職慰労引当金の増加額	－	2,396	－
受取利息及び受取配当金	△2,155	△1,708	△3,232
支払利息	2,487	2,633	5,076
為替差損	54	5	300
持分法による投資利益	△165	△251	△1,219
投資有価証券等売却益	△176	△18	△310
固定資産売廃却損	699	459	1,793
固定資産売却益	△78	△1,101	△577
売上債権の減少額	7,838	11,381	8,771
たな卸資産の増加（減少）額	△428	△14,210	8,168
仕入債務の増加（減少）額	△2,183	392	△5,181
役員賞与の支払額	△323	－	△323
その他	1,405	1,012	7,773
小計	47,198	46,091	100,050
利息及び配当金の受取額	2,240	1,770	3,317
利息の支払額	△2,371	△2,574	△4,386
法人税等の支払額	△12,652	△6,800	△20,300
営業活動によるキャッシュ・フロー	34,414	38,487	78,681

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度の要約連結キャッシュ・フロー計算書 （自　平成18年４月１日 至　平成19年３月31日）
区分	金額（百万円）	金額（百万円）	金額（百万円）
Ⅱ 投資活動によるキャッシュ・フロー			
定期預金の預入による支出	△338	△195	△610
定期預金の払戻による収入	177	382	374
有形固定資産の取得による支出	△25,160	△19,904	△50,975
有形固定資産の売却による収入	608	2,628	3,263
無形固定資産の取得による支出	△4,117	△5,059	△10,024
投資有価証券の取得による支出	△572	△26	△701
投資有価証券の売却による収入	522	29	724
長期貸付金の貸付による支出	△93	△120	△149
長期貸付金の回収による収入	110	99	1,301
その他	△5	335	△77
投資活動によるキャッシュ・フロー	△28,870	△21,831	△56,873

	前中間連結会計期間 (自 平成18年４月１日 至 平成18年９月30日)	当中間連結会計期間 (自 平成19年４月１日 至 平成19年９月30日)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成18年４月１日 至 平成19年３月31日)
区分	金額（百万円）	金額（百万円）	金額（百万円）
Ⅲ 財務活動によるキャッシュ・フロー			
短期借入金の純減少額	△8,807	△1,344	△29,505
コマーシャルペーパーの純増加額	2,000	11,000	2,000
長期借入れによる収入	3,611	3,038	9,060
長期借入金の返済による支出	△3,827	△22,272	△6,924
少数株主からの払込による収入	－	369	－
配当金の支払額	△2,870	△2,870	△5,167
その他	△16	△20	△26
財務活動によるキャッシュ・フロー	△9,911	△12,100	△30,562
Ⅳ 現金及び現金同等物に係る換算差額	△27	57	△181
Ⅴ 現金及び現金同等物の増加（減少）額	△4,394	4,613	△8,937
Ⅵ 現金及び現金同等物の期首残高	36,890	27,953	36,890
Ⅶ 現金及び現金同等物の中間期末（期末）残高	32,496	32,567	27,953

（5）中間連結財務諸表作成のための基本となる重要な事項の変更

① 有形固定資産の減価償却の方法

（会計方針の変更）

当社及び国内連結子会社は、法人税法の改正に伴い、当中間連結会計期間より、平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更しております。

これによる損益に与える影響は軽微であります。

（追加情報）

当社及び国内連結子会社は、法人税法の改正に伴い、平成19年３月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上しております。

これにより、営業利益、経常利益及び税金等調整前中間純利益はそれぞれ982百万円減少しております。

② 役員退職慰労引当金

（会計方針の変更）

当社及び国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理しておりましたが、企業会計基準第４号「役員賞与に関する会計基準」により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年４月13日）の公表が契機となり、当中間連結会計期間より、内規に基づく期末要支給額を役員退職慰労引当金として計上する方法に変更いたしました。

これにより、営業利益、経常利益は362百万円、税金等調整前中間純利益は2,856百万円それぞれ減少しております。

なお、上記①②以外は、最近の半期報告書（平成18年12月20日提出）における記載から重要な変更がないため開示を省略しております。

（6）中間連結財務諸表に関する注記事項
（セグメント情報）
海外売上高

前中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

	アジア	北米	大洋州	中南米	その他の地域	計
Ⅰ　海外売上高（百万円）	78,476	28,795	15,432	7,854	15,472	146,030
Ⅱ　連結売上高（百万円）	－	－	－	－	－	629,228
Ⅲ　連結売上高に占める海外売上高の割合（%）	12.5	4.5	2.5	1.2	2.5	23.2

（注）1．国又は地域の区分方法
地理的近接度による。
2．各区分に属する主な国又は地域
アジア：タイ、パキスタン、インドネシア、台湾　他
北米：アメリカ、カナダ
大洋州：オーストラリア、ニュージーランド　他
中南米：エクアドル、グァテマラ　他
その他の地域：アフリカ　他

当中間連結会計期間（自　平成19年4月1日　至　平成19年9月30日）

	アジア	北米	大洋州	中南米	その他の地域	計
Ⅰ　海外売上高（百万円）	111,314	43,740	22,674	11,903	22,369	212,001
Ⅱ　連結売上高（百万円）	－	－	－	－	－	660,956
Ⅲ　連結売上高に占める海外売上高の割合（%）	16.9	6.6	3.4	1.8	3.4	32.1

（注）1．国又は地域の区分方法
地理的近接度による。
2．各区分に属する主な国又は地域
アジア：タイ、インドネシア、パキスタン、中国　他
北米：アメリカ、カナダ
大洋州：オーストラリア、ニュージーランド　他
中南米：エクアドル、グァテマラ　他
その他の地域：中東　他

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	アジア	北米	大洋州	中南米	その他の地域	計
Ⅰ　海外売上高（百万円）	162,269	72,084	32,475	17,208	34,286	318,324
Ⅱ　連結売上高（百万円）	－	－	－	－	－	1,287,668
Ⅲ　連結売上高に占める海外売上高の割合（%）	12.6%	5.6%	2.5%	1.3%	2.7%	24.7%

（注）1．国又は地域の区分方法
地理的近接度による。
2．各区分に属する主な国又は地域
アジア：タイ、パキスタン、インドネシア、中国　他
北米：アメリカ、カナダ
大洋州：オーストラリア、ニュージーランド　他
中南米：エクアドル、コロンビア　他
その他の地域：中東　他

（１株当たり情報）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり純資産額　489円62銭 １株当たり中間純利益金額　19円74銭	１株当たり純資産額　515円51銭 １株当たり中間純利益金額　21円40銭	１株当たり純資産額　504円36銭 １株当たり当期純利益金額　34円95銭
なお、潜在株式調整後１株当たり中間純利益金額については、新株予約権付社債等潜在株式がないため記載しておりません。	同左	なお、潜在株式調整後１株当たり当期純利益金額については、新株予約権付社債等潜在株式がないため、記載しておりません。

（注）１株当たり中間（当期）純利益金額の算定上の基礎は、以下のとおりであります。

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
中間（当期）純利益（百万円）	11,325	12,282	20,059
普通株主に帰属しない金額（百万円）	－	－	－
普通株式に係る中間（当期）純利益（百万円）	11,325	12,282	20,059
期中平均株式数（千株）	573,893	573,897	573,895

（重要な後発事象）

該当事項はありません。

（開示の省略）

リース取引、有価証券、デリバティブ取引、ストック・オプション等、企業結合等に関する事項については、中間決算短信における開示の必要性が大きくないと考えられるため開示を省略しております。

6．売上の状況（個別）

（1）売上実績（個別）

区分		前中間会計期間（自 平成18年4月1日 至 平成18年9月30日）台数	金額	当中間会計期間（自 平成19年4月1日 至 平成19年9月30日）台数	金額	前事業年度（自 平成18年4月1日 至 平成19年3月31日）台数	金額
		台	百万円	台	百万円	台	百万円
国内	大型トラック	8,469	78,719	8,037	75,349	15,498	145,485
	中型トラック	7,979	36,427	6,333	28,715	14,589	67,098
	大中型トラック計	16,448	115,147	14,370	104,065	30,087	212,583
	小型トラック	9,487	25,213	7,565	21,781	16,502	44,866
	バス	1,488	24,078	1,435	22,691	3,224	51,819
	その他	－	9	－	－	－	9
	計	27,423	164,449	23,370	148,538	49,813	309,278
輸出計		24,353	71,594	29,807	97,643	50,534	153,917
トラック・バス計		51,776	236,043	53,177	246,182	100,347	463,196
	ハイラックス	24,100	44,618	36,678	70,198	61,357	114,394
	FJクルーザー	41,118	75,027	35,644	65,576	84,773	153,706
	ダイナ系	30,996	43,801	25,977	37,727	56,585	80,615
	高機動車	201	1,147	274	1,522	351	2,033
	海外生産用部品ほか	－	2,209	－	2,951	－	5,043
受託車計		96,415	166,804	98,573	177,975	203,066	355,793
	国内	10,438	8,615	8,114	7,230	20,524	17,195
	輸出	1,972	2,110	4,265	3,863	4,351	4,370
エンジン計		12,410	10,725	12,379	11,093	24,875	21,565
	国内	－	29,259	－	25,192	－	55,805
	輸出	－	4,727	－	5,333	－	9,949
補給部品計		－	33,987	－	30,526	－	65,755
その他		－	34,133	－	34,753	－	70,372
総売上高		－	481,693	－	500,531	－	976,683
（うち輸出売上高）		－	(90,321)	－	(122,635)	－	(196,090)

（注）百万円未満は切り捨てて表示しております。

７．中間個別財務諸表

（１）中間貸借対照表

区分	前中間会計期間末（平成18年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成19年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成19年３月31日）金額（百万円）		構成比（%）
（資産の部）									
Ⅰ　流動資産									
1 現金及び預金	3,827			7,650			5,371		
2 受取手形	3,589			2,127			2,433		
3 売掛金	185,398			190,629			180,537		
4 たな卸資産	40,237			41,620			36,354		
5 繰延税金資産	8,852			10,174			9,318		
6 短期貸付金	13,870			24,328			20,370		
7 その他	8,357			6,713			6,799		
8 貸倒引当金	△253			△298			△292		
流動資産合計		263,880	43.4		282,946	45.2		260,892	43.3
Ⅱ　固定資産									
1 有形固定資産									
建物	46,731			45,681			46,062		
機械装置	55,115			61,604			54,973		
土地	30,204			28,198			28,238		
建設仮勘定	9,487			4,328			7,882		
その他	24,427			22,223			23,414		
有形固定資産計	165,965			162,036			160,572		
2 無形固定資産	18,108			22,879			20,961		
3 投資その他の資産									
投資有価証券	137,950			136,353			138,763		
その他	27,868			28,398			27,793		
貸倒引当金	△6,070			△6,544			△6,548		
投資その他の資産計	159,748			158,207			160,008		
固定資産合計		343,822	56.6		343,124	54.8		341,542	56.7
資産合計		607,702	100.0		626,070	100.0		602,435	100.0

	前中間会計期間末 （平成18年９月30日）			当中間会計期間末 （平成19年９月30日）			前事業年度の要約貸借対照表 （平成19年３月31日）		
区分	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
（負債の部）									
Ⅰ　流動負債									
1 支払手形	783			354			283		
2 買掛金	124,448			126,769			122,232		
3 短期借入金	12,000			15,000			1,000		
4 一年内返済予定の長期借入金	20,002			23,001			23,002		
5 コマーシャルペーパー	39,000			50,000			39,000		
6 未払法人税等	6,342			7,535			2,998		
7 製品保証引当金	8,148			10,652			10,633		
8 その他	30,568			35,639			33,964		
流動負債合計		241,293	39.7		268,953	43.0		233,113	38.7
Ⅱ　固定負債									
1 長期借入金	40,269			20,142			38,780		
2 繰延税金負債	14,123			11,936			14,115		
3 退職給付引当金	17,544			18,814			18,657		
4 役員退職慰労引当金	－			680			－		
5 その他	80			－			－		
固定負債合計		72,018	11.9		51,574	8.2		71,552	11.9
負債合計		313,312	51.6		320,527	51.2		304,666	50.6

	前中間会計期間末（平成18年９月30日）			当中間会計期間末（平成19年９月30日）			前事業年度の要約貸借対照表（平成19年３月31日）		
区分	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（純資産の部）									
Ⅰ　株主資本									
1　資本金		72,717	11.9		72,717	11.6		72,717	12.0
2　資本剰余金									
(1) 資本準備金	64,307			64,307			64,307		
資本剰余金合計		64,307	10.6		64,307	10.3		64,307	10.7
3　利益剰余金									
(1) 利益準備金	7,103			7,103			7,103		
(2) その他利益剰余金									
固定資産圧縮積立金	4,026			3,922			3,972		
別途積立金	100,890			111,890			100,890		
繰越利益剰余金	17,913			20,133			20,778		
利益剰余金合計		129,933	21.4		143,049	22.8		132,744	22.0
4　自己株式		△250	△0.0		△306	△0.0		△272	△0.0
株主資本合計		266,707	43.9		279,767	44.7		269,496	44.7
Ⅱ　評価・換算差額等									
1　その他有価証券評価差額金		27,684	4.5		25,775	4.1		28,271	4.7
2　繰延ヘッジ損益		△0	△0.0		－	－		－	－
評価・換算差額等合計		27,683	4.5		25,775	4.1		28,271	4.7
純資産合計		294,390	48.4		305,542	48.8		297,768	49.4
負債純資産合計		607,702	100.0		626,070	100.0		602,435	100.0

（２）中間損益計算書

区分	前中間会計期間（自 平成18年４月１日 至 平成18年９月30日）金額（百万円）		百分比（%）	当中間会計期間（自 平成19年４月１日 至 平成19年９月30日）金額（百万円）		百分比（%）	前事業年度の要約損益計算書（自 平成18年４月１日 至 平成19年３月31日）金額（百万円）		百分比（%）
Ⅰ 売上高		481,693	100.0		500,531	100.0		976,683	100.0
Ⅱ 売上原価		423,052	87.8		438,282	87.6		860,805	88.1
売上総利益		58,641	12.2		62,248	12.4		115,878	11.9
Ⅲ 販売費及び一般管理費		40,321	8.4		43,680	8.7		89,967	9.2
営業利益		18,319	3.8		18,568	3.7		25,910	2.7
Ⅳ 営業外収益		3,606	0.8		3,557	0.7		5,540	0.5
Ⅴ 営業外費用		1,357	0.3		1,549	0.3		2,793	0.3
経常利益		20,568	4.3		20,575	4.1		28,658	2.9
Ⅵ 特別利益		425	0.1		14	0.0		523	0.1
Ⅶ 特別損失		2,762	0.6		948	0.2		3,739	0.4
税引前中間（当期）純利益		18,231	3.8		19,641	3.9		25,442	2.6
法人税、住民税及び事業税	6,455			7,788			9,437		
法人税等調整額	382	6,837	1.4	△1,321	6,466	1.3	△495	8,941	0.9
中間（当期）純利益		11,393	2.4		13,175	2.6		16,501	1.7

（3）中間株主資本等変動計算書

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	72,717	64,307	7,103	4,198	84,890	25,396	121,588	△234	258,378
中間会計期間中の変動額									
剰余金の配当（注２）						△2,870	△2,870		△2,870
役員賞与の支給（注２）						△178	△178		△178
固定資産圧縮積立金の取崩（注１）				△171		171	－		－
別途積立金の積立（注２）					16,000	△16,000	－		－
中間純利益						11,393	11,393		11,393
自己株式の取得								△16	△16
株主資本以外の項目の中間会計期間中の変動額（純額）									
中間会計期間中の変動額合計（百万円）	－	－	－	△171	16,000	△7,483	8,344	△16	8,328
平成18年９月30日　残高（百万円）	72,717	64,307	7,103	4,026	100,890	17,913	129,933	△250	266,707

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年３月31日　残高（百万円）	31,804	－	31,804	290,183
中間会計期間中の変動額				
剰余金の配当（注２）				△2,870
役員賞与の支給（注２）				△178
固定資産圧縮積立金の取崩（注１）				－
別途積立金の積立（注２）				－
中間純利益				11,393
自己株式の取得				△　16
株主資本以外の項目の中間会計期間中の変動額（純額）	△　4,120	△　0	△　4,120	△　4,120
中間会計期間中の変動額合計（百万円）	△　4,120	△　0	△　4,120	4,207
平成18年９月30日　残高（百万円）	27,684	△　0	27,683	294,390

（注１）平成18年６月の定時株主総会における利益処分の金額を含んでおり、その金額は117百万円であります。

（注２）平成18年６月の定時株主総会における利益処分項目であります。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成19年３月31日　残高（百万円）	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△272	269,496
中間会計期間中の変動額									
剰余金の配当						△2,870	△2,870		△2,870
固定資産圧縮積立金の取崩				△49		49	－		－
別途積立金の積立					11,000	△11,000	－		－
中間純利益						13,175	13,175		13,175
自己株式の取得								△34	△34
株主資本以外の項目の中間会計期間中の変動額（純額）									
中間会計期間中の変動額合計（百万円）	－	－	－	△49	11,000	△645	10,304	△34	10,270
平成19年９月30日　残高（百万円）	72,717	64,307	7,103	3,922	111,890	20,133	143,049	△306	279,767

	評価・換算差額等		純資産合計
	その他有価証券評価差額金	評価・換算差額等合計	
平成19年３月31日　残高（百万円）	28,271	28,271	297,768
中間会計期間中の変動額			
剰余金の配当			△2,870
固定資産圧縮積立金の取崩			－
別途積立金の積立			－
中間純利益			13,175
自己株式の取得			△34
株主資本以外の項目の中間会計期間中の変動額（純額）	△2,496	△2,496	△2,496
中間会計期間中の変動額合計（百万円）	△2,496	△2,496	7,774
平成19年９月30日　残高（百万円）	25,775	25,775	305,542

前事業年度の株主資本等変動計算書（自　平成18年４月１日　至　平成19年３月31日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	72,717	64,307	7,103	4,198	84,890	25,396	121,588	△234	258,378
事業年度中の変動額									
剰余金の配当（注１）						△5,167	△5,167		△5,167
役員賞与の支給（注２）						△178	△178		△178
固定資産圧縮積立金の取崩（注１）				△225		225	－		－
別途積立金の積立（注２）					16,000	△16,000	－		－
当期純利益						16,501	16,501		16,501
自己株式の取得								△38	△38
株主資本以外の項目の事業年度中の変動額（純額）									
事業年度中の変動額合計（百万円）	－	－	－	△225	16,000	△4,617	11,156	△38	11,117
平成19年３月31日　残高（百万円）	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△272	269,496

	評価・換算差額等		純資産合計
	その他有価証券評価差額金	評価・換算差額等合計	
平成18年３月31日　残高（百万円）	31,804	31,804	290,183
事業年度中の変動額			
剰余金の配当（注１）			△5,167
役員賞与の支給（注２）			△178
固定資産圧縮積立金の取崩（注１）			－
別途積立金の積立（注２）			－
当期純利益			16,501
自己株式の取得			△38
株主資本以外の項目の事業年度中の変動額（純額）	△3,532	△3,532	△3,532
事業年度中の変動額合計（百万円）	△3,532	△3,532	7,585
平成19年３月31日　残高（百万円）	28,271	28,271	297,768

（注１）平成18年６月の定時株主総会における利益処分の金額を含んでおり、その金額は剰余金の配当 2,870百万円、固定資産圧縮積立金の取崩額 117百万円であります。

（注２）平成18年６月の定時株主総会における利益処分の項目であります。

2007年10月31日
日野自動車株式会社
総合企画部広報渉外室

2008年3月期中間決算参考資料（連結）

	前中間期実績 (06年9月期)	対前年実績	当中間期実績 (07年9月期)	対前年実績	前期実績 (07年3月期)	対前年実績	当期予想 (08年3月期)	対前年実績
売上台数	(千台)		(千台)		(千台)		(千台)	
国内	27.5	4.3%	22.1	△19.5%	51.4	△8.7%	43.4	△15.7%
海外	24.2	10.0%	30.3	25.2%	50.9	10.9%	63.4	24.6%
受託車	96.4	△8.6%	98.6	2.2%	203.1	7.6%	200.0	△1.5%
	(億円)		(億円)		(億円)		(億円)	
売上高	**6,292**	11.1%	**6,610**	5.0%	**12,876**	7.6%	**13,400**	4.1%
国内	2,985	6.8%	2,566	△14.0%	5,794	△3.2%	5,190	△10.4%
海外	1,061	17.9%	1,472	38.7%	2,336	17.7%	3,040	30.1%
トヨタ	2,246	14.0%	2,572	14.5%	4,746	18.8%	5,170	8.9%
	(億円)		(億円)		(億円)		(億円)	
営業利益	**213**	48.9%	**247**	15.8%	**367**	△9.4%	**440**	19.9%
(利益率)	*(3.4%)*		*(3.7%)*		*(2.9%)*		*(3.3%)*	
	(億円)		(億円)		(億円)		(億円)	
経常利益	**212**	30.7%	**235**	10.8%	**368**	△12.6%	**400**	8.6%
(利益率)	*(3.4%)*		*(3.6%)*		*(2.9%)*		*(3.0%)*	
	(億円)		(億円)		(億円)		(億円)	
当期純利益	**113**	△14.0%	**123**	8.4%	**200**	△30.1%	**220**	9.7%
(利益率)	*(1.8%)*		*(1.9%)*		*(1.6%)*		*(1.6%)*	
		(億円)		(億円)		(億円)		(億円)
増減要因	《増益要因》		《増益要因》		《増益要因》		《増益要因》	
(営業利益ベース)	販売面の努力	46	環境面の変化	6	採算改善・合理化	190	販売面の努力	8
	採算改善・合理化	84	採算改善・合理化	96			採算改善・合理化	200
					《減益要因》			
	《減益要因》		《減益要因》		環境面の変化	7	《減益要因》	
	環境面の変化	5	販売面の変化	15	事業構造の変化	12	環境面の変化	50
	事業構造の変化	15	原価変動他	53	コスト構造の変化	85	原価変動他	85
	コスト構造の変化	40			販売面の変化	124		
	計	70	計	34	計	△38	計	73
業績評価	**増収・増益**		**増収・増益**		**増収・減益**		**増収・増益**	
	(億円)		(億円)		(億円)		(億円)	
設備投資	**265**		**226**		**483**		**526**	
日野自動車	148		143		249		318	
仕入先	31		22		57		51	
海外	64		47		136		99	
販売会社	22		14		41		58	
	(億円)		(億円)		(億円)		(億円)	
減価償却費	**179**		**211**		**383**		**451**	
日野自動車	117		124		243		270	
仕入先	22		26		47		52	
海外	25		45		61		96	
販売会社	15		16		32		33	
	(億円)		(億円)		(億円)		(億円)	
研究開発費	**174**		**185**		**344**		**383**	
※	(億円)		(億円)		(億円)		(億円)	
有利子負債残高	**2,624**		**2,371**		**2,465**		**2,100**	
日野自動車	832		678		661		480	
仕入先	343		326		360		300	
海外	470		540		541		490	
販売会社	979		827		903		830	
為替レート	115円/US$		119円/US$		117円/US$		115円/US$	

※ 日野自動車の有利子負債については、子会社への貸付金を控除して表示している。

2007年10月31日
日野自動車株式会社
総合企画部広報渉外室

2008年3月期中間決算参考資料（単独）

	前中間期実績（06年9月期）	対前年実績	当中間期実績（07年9月期）	対前年実績	前期実績（07年3月期）	対前年実績	当期予想（08年3月期）	対前年実績
	（千台）		（千台）		（千台）		（千台）	
大中トラ総需要	**56.4**	8.3%	**43.2**	△23.5%	**105.4**	△0.1%	**81.0**	△23.2%
大　型	30.4	9.0%	25.3	△16.8%	57.5	3.3%	47.5	△17.5%
中　型	26.0	7.4%	17.9	△31.4%	47.9	△3.9%	33.5	△30.0%
小トラ総需要	**66.8**	23.2%	**45.6**	△31.7%	**120.8**	3.2%	**92.0**	△23.9%
	（千台）		（千台）		（千台）		（千台）	
大中トラ登録台数	**17.1**	4.0%	**13.0**	△24.0%	**32.8**	△5.3%	**26.0**	△20.7%
（大中トラシェア）	*(30.3%)*	*(△1.3P)*	*(30.1%)*	*(△0.2P)*	*(31.1%)*	*(△1.7P)*	*(32.1%)*	*(1.0P)*
大　型	9.1	8.0%	7.0	△23.6%	17.6	△4.2%	14.6	△16.8%
（大トラシェア）	*(30.1%)*	*(△0.3P)*	*(27.6%)*	*(△2.5P)*	*(30.5%)*	*(△2.4P)*	*(30.7%)*	*(0.2P)*
中　型	8.0	△0.2%	6.0	△24.3%	15.2	△6.6%	11.4	△25.2%
（中トラシェア）	*(30.5%)*	*(△2.4P)*	*(33.7%)*	*(3.2P)*	*(31.8%)*	*(△0.9P)*	*(34.0%)*	*(2.2P)*
小トラ登録台数	**9.1**	14.4%	**7.2**	△21.2%	**16.7**	△6.1%	**14.2**	△14.8%
（小トラシェア）	*(13.6%)*	*(△1.1P)*	*(15.7%)*	*(2.1P)*	*(13.8%)*	*(△1.4P)*	*(15.4%)*	*(1.6P)*
	（千台）		（千台）		（千台）		（千台）	
国内生産台数								
トラック・バス	52.3	5.3%	53.8	2.9%	99.5	△0.5%	105.9	6.4%
受　託　車	96.4	△8.6%	98.6	2.2%	203.1	7.6%	200.0	△1.5%
	（千台）		（千台）		（千台）		（千台）	
出荷台数								
国　内	27.4	△1.8%	23.4	△14.8%	49.8	△14.0%	43.9	△12.0%
輸　出	24.4	13.4%	29.8	22.4%	50.5	18.1%	62.0	22.7%
受　託　車	96.4	△8.6%	98.6	2.2%	203.1	7.6%	200.0	△1.5%
	（億円）		（億円）		（億円）		（億円）	
売上高	**4,816**	9.5%	**5,005**	3.9%	**9,766**	6.2%	**10,000**	2.4%
国　内	2,067	2.7%	1,855	△10.2%	3,906	△8.8%	3,550	△9.1%
輸　出	903	21.0%	1,226	35.8%	1,961	18.5%	2,550	30.0%
ト　ヨ　タ	1,846	12.6%	1,924	4.2%	3,899	19.6%	3,900	0.0%
	（億円）		（億円）		（億円）		（億円）	
営業利益	**183**	38.9%	**186**	1.4%	**259**	△25.8%	**270**	4.2%
（利益率）	*(3.8%)*		*(3.7%)*		*(2.7%)*		*(2.7%)*	
	（億円）		（億円）		（億円）		（億円）	
経常利益	**205**	29.2%	**206**	0.0%	**286**	△25.6%	**290**	1.2%
（利益率）	*(4.3%)*		*(4.1%)*		*(2.9%)*		*(2.9%)*	
	（億円）		（億円）		（億円）		（億円）	
当期純利益	**113**	11.8%	**132**	15.6%	**165**	△24.2%	**180**	9.1%
（利益率）	*(2.4%)*		*(2.6%)*		*(1.7%)*		*(1.8%)*	
業績評価	**増収・増益**		**増収・増益**		**増収・減益**		**増収・増益**	
設備投資	148 億円		143 億円		249 億円		318 億円	
減価償却費	117 億円		124 億円		243 億円		270 億円	
研究開発費	172 億円		183 億円		340 億円		379 億円	
有利子負債残高	1,112 億円		1,081 億円		1,018 億円		900 億円	

October 31, 2007

To Whom It May Concern:

Hino Motors, Ltd.
President, Member of the Board and Executive Officer: Shoji Kondo

(TSE1 · NSE1 Code Number: 7205)
Contact: Toshihisa Sakaki
Deputy General Manager
Corporate Communication Department
Corporate Planning Division
(Tel. 03-5419-9320)

Notice Concerning Distribution from Retained Earnings

Hino Motors, Ltd. hereby announces the passage of a resolution at a meeting of the Board of Directors held on October 31, 2007 for the dividend from retained earnings for which the record date is September 30, 2007, as follows:

1. Details

	Amount	Most Recent Dividend Forecast (Announced April 25, 2007)	FY2006 Dividend (Fist-half FY2006)
Record Date	September 30, 2007	September 30, 2007	September 30, 2006
Dividend per share	5 yen	4 yen	4 yen
Total Amount of Dividend	2,870 million yen	—	2,296 million yen
Effective Date	November 26, 2007	—	November 27, 2006
Source of Dividend	Retained Earnings	—	Retained Earnings

2. Basic Policy

We resolved to declare an interim dividend in FY 2007 for 5 yen per share, 1 yen higher than in first-half FY2006, after taking into full consideration various factors including the business results and future operational developments as well as returns to shareholders. Regarding the dividend projections for the full term, the interim dividend in FY2007 is 5 yen per share and we plan to declare a dividend of 5 yen per share at the end of the fiscal year, resulting in an annual dividend of 10 yen per share.

※ Dividend projections

	Dividend per Share (Yen)		
Record Date	Interim	Year end	Full-Year
FY2007 Dividend projection		5 yen	10 yen
Interim FY2007 Dividend	5 yen		
FY2006 Dividend Paid (Year ended March 31, 2007)	4 yen	5 yen	9 yen

Ends

平成 19 年 10 月 31 日

各　　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　近藤　詔治
（コード番号 7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

剰余金の配当に関するお知らせ

当社は、平成 19 年 10 月 31 日開催の取締役会において、下記のとおり平成 19 年 9 月 30 日を基準日とする剰余金の配当を行うことを決議いたしましたのでお知らせいたします。

記

1．配当の内容

	決定額	直近の配当予想（平成 19 年 4 月 25 日公表）	前期実績（平成 18 年 9 月中間期）
基準日	平成 19 年 9 月 30 日	同左	平成 18 年 9 月 30 日
1 株当たり配当金	5 円 00 銭	4 円 00 銭	4 円 00 銭
配当金の総額	2,870 百万円	－	2,296 百万円
効力発生日	平成 19 年 11 月 26 日	－	平成 18 年 11 月 27 日
配当原資	利益剰余金	－	利益剰余金

2．理由

当期における中間配当金は、業績ならびに今後の事業展開および株主の皆様への利益還元等を総合的に勘案し、前期と比べ 1 円増配の 1 株につき 5 円とすることといたしました。なお、通期の配当予想につきましては、中間配当金 5 円と期末配当金 5 円とをあわせて年間配当金 10 円を予定しております。

※　配当予想は次のとおりとします。

	1 株当たり配当金（円）		
基準日	中間期末	期末	年間
配当予想		5 円 00 銭	10 円 00 銭
当期実績	5 円 00 銭		
前期実績（平成 19 年 3 月期）	4 円 00 銭	5 円 00 銭	9 円 00 銭

以　　上


HINO
PROFIA

HINO Report

2007年4月1日から2007年9月30日まで

HINO

連結損益計算書

(百万円)

科目	2007年度中間期 (自2007年4月1日 至2007年9月30日)	2006年度中間期 (自2006年4月1日 至2006年9月30日)
売上高	**660,956**	**629,228**
売上原価	562,962	537,834
売上総利益	**97,993**	**91,393**
販売費及び一般管理費	73,272	70,043
営業利益	**24,721**	**21,350**
営業外収益	2,875	3,690
営業外費用	4,112	3,836
経常利益	**23,484**	**21,204**
特別利益	1,180	407
特別損失	3,645	1,564
税金等調整前中間純利益	**21,019**	**20,048**
法人税等	8,368	8,422
少数株主利益	369	299
中間純利益	**12,282**	**11,325**

(注) 記載金額は百万円未満を切り捨てて表示しています。

連結キャッシュ・フロー計算書

(百万円)

科目	2007年度中間期 (自2007年4月1日 至2007年9月30日)	2006年度中間期 (自2006年4月1日 至2006年9月30日)
営業活動によるキャッシュ・フロー	38,487	34,414
投資活動によるキャッシュ・フロー	△ 21,831	△ 28,870
財務活動によるキャッシュ・フロー	△ 12,100	△ 9,911
現金及び現金同等物に係る換算差額	57	△ 27
現金及び現金同等物の増加(減少)額	4,613	△ 4,394
現金及び現金同等物の期首残高	27,953	36,890
現金及び現金同等物の中間期末残高	32,567	32,496

(注) 記載金額は百万円未満を切り捨てて表示しています。

連結株主資本等変動計算書 2007年度中間期(自2007年4月1日 至2007年9月30日)

(百万円)

	株主資本					評価・換算差額等				少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
前期末残高	72,717	64,309	120,026	△ 325	256,728	33,388	1,547	△ 2,222	32,713	16,522	305,964
当中間期変動額											
剰余金の配当			△ 2,870		△ 2,870						△ 2,870
中間純利益			12,282		12,282						12,282
自己株式の取得				△ 34	△ 34						△ 34
自己株式の処分		17		1	19						19
株主資本以外の項目の当中間期変動額(純額)						△ 3,138	−	138	△ 3,000	452	△ 2,548
当中間期変動額合計	−	17	9,411	△ 32	9,396	△ 3,138	−	138	△ 3,000	452	6,848
当中間期末残高	72,717	64,327	129,437	△ 357	266,125	30,249	1,547	△ 2,083	29,712	16,974	312,812

(注) 記載金額は百万円未満を切り捨てて表示しています。

連結貸借対照表

（百万円）

科目	2007年度中間期末（2007年9月30日）	2006年度末（2007年3月31日）
（資産の部）		
流動資産	**421,664**	**411,662**
現金及び預金	33,123	28,696
受取手形及び売掛金	253,078	264,141
たな卸資産	108,275	93,534
繰延税金資産	16,487	14,844
その他	14,636	14,498
貸倒引当金	△ 3,937	△ 4,053
固定資産	**494,659**	**496,315**
有形固定資産	**355,214**	**354,979**
建物及び構築物	109,203	109,157
機械装置及び運搬具	114,241	105,478
工具器具備品	16,428	17,744
リース資産	10,270	9,749
土地	95,964	96,067
建設仮勘定	9,106	16,781
無形固定資産	**24,166**	**22,385**
投資その他の資産	**115,278**	**118,950**
投資有価証券	104,610	108,412
長期貸付金	3,653	3,644
繰延税金資産	3,061	2,744
その他	9,718	10,048
貸倒引当金	△ 5,765	△ 5,898
資産合計	**916,323**	**907,977**

（百万円）

科目	2007年度中間期末（2007年9月30日）	2006年度末（2007年3月31日）
（負債の部）		
流動負債	**495,982**	**476,705**
支払手形及び買掛金	192,549	192,049
短期借入金	134,997	135,965
コマーシャルペーパー	50,000	39,000
一年内返済予定の長期借入金	27,164	27,753
未払金	12,845	10,496
未払法人税等	10,407	6,262
賞与引当金	4,440	4,383
役員賞与引当金	—	370
製品保証引当金	10,652	10,633
その他	52,925	49,793
固定負債	**107,529**	**125,307**
長期借入金	24,948	43,842
繰延税金負債	14,679	17,181
土地再評価に係る繰延税金負債	3,732	3,732
退職給付引当金	36,567	36,639
役員退職慰労引当金	2,396	—
その他	25,204	23,912
負債合計	**603,511**	**602,013**
（純資産の部）		
株主資本	**266,125**	**256,728**
資本金	72,717	72,717
資本剰余金	64,327	64,309
利益剰余金	129,437	120,026
自己株式	△ 357	△ 325
評価・換算差額等	**29,712**	**32,713**
その他有価証券評価差額金	30,249	33,388
土地再評価差額金	1,547	1,547
為替換算調整勘定	△ 2,083	△ 2,222
少数株主持分	**16,974**	**16,522**
純資産合計	**312,812**	**305,964**
負債純資産合計	**916,323**	**907,977**

（注）記載金額は百万円未満を切り捨てて表示しています。



株主の皆様へ

株主の皆様におかれましては、平素より当社の事業活動にご理解、ご支援を賜わりまして、誠にありがとうございます。

日野自動車はより多くの「お客様のお役に立つこと」を使命として、世界中のお客様との絆づくりを拡大し続けております。2007年６月には米国で２番目の日野トラック組立拠点新設を発表、８月には南米コロンビアでのトラック生産会社設立の合弁契約締結ならびに、小型トラックでメキシコ市場へ新規参入と、『世界のHINO』を目指し事業拡大を着々と推進しております。

また国内においては、販売からサービス、保険まで、お客様のニーズにきめ細かく対応する総合営業体制を推し進めると同時に、お役立ち活動の一段のレベルアップを目指しております。

このようななか、中間期の業績につきましては、海外販売の増加および為替円安等の影響により期首計画を上回ることができました。

今後とも「お客様第一」の姿勢で、日野グループ全社・全員で「日本の日野から世界のHINOへ」邁進してまいります。

株主の皆様におかれましては、変わらぬご支援を賜りますようお願い申し上げます。

日野自動車株式会社　代表取締役社長 兼 執行役員　近藤 詔治

2007年度中間期の業績のご報告

ポイント

●海外事業で半期として過去最高の売上台数を達成。

●海外売上台数の増加と合理化の推進および為替円安により営業利益増益。

連結		単独	
売上高	6,610億円	売上高	5,005億円
営業利益	247億円	営業利益	186億円
中間純利益	123億円	中間純利益	132億円

当期の概況

当中間期の我が国経済は、高水準な企業収益のもと、設備投資の増加と堅調な個人消費により、景気は緩やかな拡大基調で推移しました。

当社の国内トラック・バスの売上台数につきましては、国内市場の低迷により22千台と前中間期に比べ5千台（△19.5%）減少いたしました。一方、海外トラック・バスの売上台数につきましては、東南アジアおよび中南米で売上台数を伸ばしたことにより半期として過去最高となる30千台に達し、前中間期を6千台（25.2%）上回りました。その結果、国内・海外をあわせたトラック・バスの総売上台数は、前中間期並みの52千台となりました。

また、トヨタ自動車株式会社からの受託生産車につきましては、輸出向け「ハイラックスサーフ」の好調により総生産台数は、99千台と前中間期に比べ2千台（2.2%）増加いたしました。

以上の結果、当中間期においては、海外およびトヨタ事業で売上台数を伸ばしたことにより、売上高は6,609億56百万円と前中間期に比べ317億27百万円（5.0%）の増収となりました。また、損益面におきましては、海外売上台数の増加と資材費値下げなどの合理化の推進および為替円安により、営業利益は247億21百万円と前中間期に比べ33億71百万円（15.8%）の増益となりました。また中間純利益は、122億82百万円と前中間期に比べ9億56百万円（8.4%）の増益となりました。


米国 ウエスト・バージニア州
メキシコ メキシコシティ
コロンビア コタ市

日本の日野から世界のHINOへ

米国で２番目の日野トラック組立拠点を新設

2007年6月26日、米国の製造子会社である日野モータース マニュファクチャリング U.S.A.株式会社の北米専用トラック[*1]の組立拠点をウエスト・バージニア州に新設を決定。
米国における北米専用トラックの販売台数増加に対応する生産能力の増強と、米国内における完成車両の物流効率化を図るため、米国ではカリフォルニアに続き２番目、北米では３番目となる同車の組立拠点を新設するものです。

*1：クラス４～７（車両総重量6.3～14.9t）の日野ブランドのボンネットタイプ・トラック。

コロンビアにおけるトラック生産会社設立

2007年8月1日、「コロンビアにおけるトラック生産会社設立」のための合弁契約を、三井物産株式会社とコロンビアの日野車販売代理店のDIDACOL社の３社間で締結。新合弁会社の名称は日野モータース マニュファクチャリング コロンビア株式会社。
2008年9月の生産開始を目指しコロンビア共和国コタ市に新工場を建設し、コロンビアおよびエクアドル向けに中・小型トラックを生産する予定です。

小型トラックでメキシコへ新規参入

2007年8月2日、メキシコで小型トラック「HINO 300シリーズ」（日本名 「日野デュトロ」）[*1]を販売開始し、メキシコ市場へ新規参入しました。メキシコでの販売は、先に三井物産株式会社が設立した「日野モータース セールス メキシコ株式会社」を通じて行います。

*1：クラス4（車両総重量6.3～7.2ｔ）に該当。

『地球環境への負荷低減』と『経済性』の両立

大型トラック「日野プロフィア」軽量・低燃費エンジンシリーズを一新

2007年4月9日、大型トラック「日野プロフィア」の軽量・低燃費エンジンシリーズに、新開発エンジン「A09C」[*1]を搭載し、平成17年（新長期）排出ガス規制適合車として発売。これにより日野は大型トラック「日野プロフィア」、中型トラック「日野レンジャー」、小型トラック「日野デュトロ」においてクリーンディーゼルシステム「DPR」搭載 新長期排出ガス規制適合車をラインアップしました。



*1：新型「Ａ０９Ｃ」（総排気量8.9Ｌ）は従来エンジン「Ｐ１１Ｃ」（総排気量10.5Ｌ）の後継として新開発した直列６気筒ターボインタークーラー付きディーゼルエンジン。先行発売している「E13C」（総排気量12.9Ｌ）と同様、"低回転・高トルク・低燃費"のエンジンコンセプトに基づき、低回転域から高トルクを発揮させることで、8.9Ｌという排気量を感じさせない走行性能を発揮。環境性能と燃費性能の両立とともに、小型・軽量化により、積載性の向上にも貢献。

大型ハイブリッド路線バス「日野ブルーリボンシティハイブリッド」の燃費基準適合車発売

2007年7月18日、大型ハイブリッド路線バス「日野ブルーリボンシティハイブリッド」を"重量車の平成27年度燃費基準"[*1]に適合させ発売。「日野ブルーリボンシティハイブリッド」を2005年にいち早く平成17年（新長期）排出ガス規制適合車として発売しましたが、今回、重量車の平成27年度燃費基準もクリアさせて発売。また、同車は平成17年（新長期）排出ガスの規制値に対してNOxおよびPMの排出量を低減させた"低排出ガス重量車"にも適合しているため、自動車取得税の軽減[*2]ならびに国土交通省の補助[*3]の対象となります。



*1：「路線バス【区分５】車両総重量14t超～」の目標基準値を達成。
*2：ハイブリッド車は、本年9月以降、燃費基準達成および低排出ガス重量車の認定取得をもって取得税が2.7％軽減されます。
*3：ハイブリッド車は本年度より低排出ガス重量車認定（NOx・PM10％低減）取得が条件。

単独損益計算書

(百万円)

科目	2007年度中間期 (自2007年4月1日 至2007年9月30日)	2006年度中間期 (自2006年4月1日 至2006年9月30日)
売上高	**500,531**	**481,693**
売上原価	438,282	423,052
売上総利益	**62,248**	**58,641**
販売費及び一般管理費	43,680	40,321
営業利益	**18,568**	**18,319**
営業外収益	3,557	3,606
営業外費用	1,549	1,357
経常利益	**20,575**	**20,568**
特別利益	14	425
特別損失	948	2,762
税引前中間純利益	**19,641**	**18,231**
法人税等	6,466	6,837
中間純利益	**13,175**	**11,393**

(注) 記載金額は百万円未満を切り捨てて表示しています。

単独株主資本等変動計算書 2007年度中間期(自2007年4月1日 至2007年9月30日)

(百万円)

	株主資本					評価・換算差額等		純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計	その他有価証券評価差額金	評価・換算差額等合計	
前期末残高	72,717	64,307	132,744	△ 272	269,496	28,271	28,271	297,768
当中間期変動額								
剰余金の配当			△ 2,870		△ 2,870			△ 2,870
中間純利益			13,175		13,175			13,175
自己株式の取得				△ 34	△ 34			△ 34
株主資本以外の項目の当中間期変動額(純額)						△ 2,496	△ 2,496	△ 2,496
当中間期変動額合計	—	—	10,304	△ 34	10,270	△ 2,496	△ 2,496	7,774
当中間期末残高	72,717	64,307	143,049	△ 306	279,767	25,775	25,775	305,542

(注) 記載金額は百万円未満を切り捨てて表示しています。

単独貸借対照表

(百万円)

科目	2007年度中間期末 (2007年9月30日)	2006年度末 (2007年3月31日)
(資産の部)		
流動資産	**282,946**	**260,892**
現金及び預金	7,650	5,371
受取手形及び売掛金	192,756	182,970
たな卸資産	41,620	36,354
繰延税金資産	10,174	9,318
短期貸付金	24,328	20,370
その他	6,713	6,799
貸倒引当金	△ 298	△ 292
固定資産	**343,124**	**341,542**
有形固定資産	**162,036**	**160,572**
建物及び構築物	54,490	55,005
機械装置及び運搬具	64,317	58,008
工具器具備品	10,701	11,436
リース資産	0	0
土地	28,198	28,238
建設仮勘定	4,328	7,882
無形固定資産	**22,879**	**20,961**
投資その他の資産	**158,207**	**160,008**
投資有価証券	64,393	68,602
関係会社株式	71,959	70,161
出資金	2	2
関係会社出資金	2,110	2,110
長期貸付金	18,990	18,262
その他	7,294	7,417
貸倒引当金	△ 6,544	△ 6,548
資産合計	**626,070**	**602,435**

(百万円)

科目	2007年度中間期末 (2007年9月30日)	2006年度末 (2007年3月31日)
(負債の部)		
流動負債	**268,953**	**233,113**
支払手形及び買掛金	127,124	122,515
短期借入金	15,000	1,000
コマーシャルペーパー	50,000	39,000
一年内返済予定の長期借入金	23,001	23,002
未払金	9,535	6,193
未払費用	22,623	26,238
未払法人税等	7,535	2,998
役員賞与引当金	—	160
製品保証引当金	10,652	10,633
その他	3,479	1,371
固定負債	**51,574**	**71,552**
長期借入金	20,142	38,780
繰延税金負債	11,936	14,115
退職給付引当金	18,814	18,657
役員退職慰労引当金	680	—
負債合計	**320,527**	**304,666**
(純資産の部)		
株主資本	**279,767**	**269,496**
資本金	72,717	72,717
資本剰余金	64,307	64,307
利益剰余金	143,049	132,744
自己株式	△ 306	△ 272
評価・換算差額等	**25,775**	**28,271**
その他有価証券評価差額金	25,775	28,271
純資産合計	**305,542**	**297,768**
負債純資産合計	**626,070**	**602,435**

(注) 記載金額は百万円未満を切り捨てて表示しています。

会社概要

日野自動車株式会社 HINO MOTORS, LTD.

創業	明治43年
設立	昭和17年5月1日
資本金	72,717,284,641円
従業員数	10,206名
製品	トラック・バス、各種特殊自動車、 小型商業車、乗用車、各種エンジン
事業所	**本社・日野工場** 東京都日野市日野台3丁目1番地1 〒191-8660　電話(042) 586-5111 **羽村工場** 東京都羽村市緑ヶ丘3丁目1番地1 〒205-8660　電話(042) 579-0411 **新田工場** 群馬県太田市新田早川町10番地1 〒370-0344　電話(0276) 56-5111 **田町事務所** 東京都港区芝4丁目11番3号 〒108-0014　電話(03) 3456-8811

取締役・監査役

(2007年9月30日現在)

代表取締役会長	蛇川　忠暉
＊代表取締役社長	近藤　詔治
＊取締役副社長	白井　芳夫
＊取締役副社長	杉﨑愼一郎
＊取締役副社長	萩原　文二
＊取締役副社長	山本　隆彦
＊専務取締役	市川　正和
＊専務取締役	井上　俊紀
＊専務取締役	藤井　恒彦
＊専務取締役	笠井　学
＊専務取締役	岡﨑　清英
＊専務取締役	藤本　愼治
常勤監査役	瀬沼　昭
常勤監査役	荻野　明彦
監査役	辻井　昭雄
監査役	石坂　芳男
監査役	池渕　浩介

(＊は、執行役員を兼務)

END

このレポートは、再生紙、植物性大豆油インキを使用し、ISO14001取得工場で印刷しています。

株式の状況

(2007年9月30日現在)

発行済株式の総数　574,580,850株　**株主数**　13,603名(前期比4,132名減)

大株主(上位10名)

	持株数(千株)	出資比率(%)
トヨタ自動車株式会社	287,897	50.1
日本マスタートラスト信託銀行株式会社(信託口)	23,219	4.0
日本トラスティ・サービス信託銀行株式会社(信託口)	20,188	3.5
日本トラスティ・サービス信託銀行株式会社(中央三井信託銀行退職給付信託口)	10,031	1.7
東京海上日動火災保険株式会社	6,104	1.0
株式会社竹中工務店	5,562	0.9
日本トラスティ・サービス信託銀行株式会社(信託口4)	5,318	0.9
株式会社永坂産業	4,255	0.7
日清紡績株式会社	4,079	0.7
指定単受託者三井アセット信託銀行株式会社1口	4,021	0.7

(注)出資比率は自己株式を控除して計算しております。

株主メモ

決算期	3月31日　　**定時株主総会**　毎年6月
株主確定日	期末配当金 3月31日、中間配当金 9月30日
株主名簿管理人	東京都千代田区丸の内1丁目4番5号　三菱UFJ信託銀行株式会社
同連絡先	〒137-8081 東京都江東区東砂7丁目10番11号 三菱UFJ信託銀行株式会社 証券代行部 0120-232-711
同取次所	三菱UFJ信託銀行株式会社　全国各支店、野村證券株式会社　全国本支店 株式に関するお手続き用紙のご請求は、次の三菱UFJ信託銀行の電話およびインターネットにより24時間承っております。 0120-244-479　ホームページ http://www.tr.mufg.jp/daikou/
株式に関する手数料	名義書換:無料、株券再発行:1枚につき210円(消費税額を含む)
公告方法	東京都において発行する日本経済新聞に掲載いたします。
上場取引所	東京、名古屋各証券取引所　　**証券コード**　7205
1単元の株式数	1,000株

<お知らせ>

配当金のお受取り方法について　口座振込を選択いただいていない株主様には、従来、「郵便振替支払通知書」にて配当金をお受取りいただいておりましたが、2007年10月1日に日本郵政公社が民営化されたことに伴い、「郵便振替支払通知書」に代わって「中間配当金領収証」にて配当金をお受取りいただくことになりました(従前のとおり、最寄のゆうちょ銀行または郵便局の貯金窓口にて配当金をお受取りいただくことができます)。

配当金の口座振込について　配当金のお受取りには、安全・確実・迅速にお受取りいただける口座振込が便利です。今回、口座振込を選択いただいていない株主様には配当金振込指定書を同封いたしました。この機会に、便利な口座振込への変更をご検討くださいますようお願いいたします。

株券の電子化について　上場会社の「株券電子化」は、2009年1月を実施目標として準備が進められています。「株券電子化」が実施されますと、株主の権利は電子的に証券会社の口座で管理されます。ご本人名義になっていない場合は、お早めに名義書換手続きをお済ませくださいますようお願いいたします。株券をお手元にお持ちの場合は、お早めに証券会社を通じて証券保管振替機構へお預けいただくことをお勧めいたします。

単元未満株式の買取請求について　単元未満株式(1,000株未満の株式)をご所有の株主様には、当社に対し買取請求することができる制度を実施しております。ご希望の株主様は株主名簿管理人までお申し出ください。

当社の株主名簿管理人は「三菱UFJ信託銀行」です。
お手続きでご不明な点は、0120-232-711まで、お気軽にお問い合わせください。